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6.       ACQUISITION OF OPPENHEIMER MORTGAGE INCOME FUND

         On July 27, 1995, the Fund acquired all of the net assets of Oppenheimer Mortgage Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Mortgage Income Fund shareholders on July 12, 1995. The Fund issued 8,262,838 and 683,099 shares of beneficial interest for Class A and Class B, respectively, valued at $77,918,563 and $6,434,794 in exchange for the net assets, resulting in combined Class A net assets of $385,440,401 and Class B net assets of $6,806,465 on July 27, 1995. The exchange qualifies as a tax-free reorganization for federal income tax purposes.